February 22, 2013

Via EDGAR
Mr. Justin Dobbie
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:         Lakes Entertainment, Inc.
Registration Statement on Form S-3
Filed January 25, 2013
File No. 333-186211

Dear Mr. Dobbie:

We are writing in response to the comment we received from you by letter dated February 11, 2013, regarding the above-referenced filing of Lakes Entertainment, Inc. (the “Company,” “we” or “Lakes”).  For ease of reference in this letter, your comment appears in italics directly above the Company’s response.  To respond to your comments, the Company is filing concurrently with this letter pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for your convenience, we will send by e-mail to Donald E. Field a copy of this letter and marked copies of Amendment No. 1 (against the Registration Statement and the applicable exhibits initially filed on January 25, 2013).

General

1.
We note that you do not appear to be eligible to conduct a primary offering pursuant to General Instruction I.B.1 of Form S-3.  Please advise whether you believe you are eligible to conduct a primary offering on Form S-3 pursuant to this instruction.  To the extent you do not meet the public float requirement and intend to rely upon General Instruction I.B.6, please revise to include the information required by Instruction 7 to General Instruction I.B.6 on the prospectus cover page.

We do not believe the Company is eligible to conduct a primary offering on Form S-3 pursuant to General Instruction I.B.1 of Form S-3.  The Company intends to rely upon General Instruction I.B.6 by filing concurrently with this letter pre-effective Amendment No.1 to include the information required by Instruction 7 to General Instruction IB.6 on the prospectus cover page.

Should you have any questions, please contact the undersigned at (952) 449-9092.

Very truly yours,

/s/ Timothy J. Cope

Timothy J. Cope
President and Chief Financial Officer

cc:	Gray, Plant, Mooty, Mooty & Bennett, P.A.
Daniel Tenenbaum, Esq.
Jeffery C. Anderson, Esq.

Via email, Donald E. Field